Exhibit 99.1

Semantix Successfully Completes Business Combination with Alpha Capital

Gross Proceeds to Support Product Portfolio Enhancement and International Expansion

Semantix to Begin Trading on Nasdaq Under the Ticker “STIX” on August 4th, 2022

NEW YORK – August 3, 2022 – Semantix, Inc. (“Semantix”), Latin America’s first fully integrated data platform, today completed its previously announced business combination (the “Business Combination”) with Alpha Capital (NASDAQ: ASPC), a special purpose acquisition company (“SPAC”) focused on technology in Latin America.

The Business Combination was approved by Alpha Capital shareholders on August 2, 2022. Semantix’s ordinary shares and warrants will commence trading tomorrow, August 4, 2022, under the ticker symbols “STIX” and “STIXW”, respectively, on Nasdaq.

To celebrate the listing, Semantix’s Founder & CEO, Leonardo Santos, will ring the opening bell at Nasdaq at market open tomorrow, Thursday, August 4, 2022.

“We are excited to have reached this important milestone in our mission to transform companies’ data driven models and impact billions of lives with data,” said Semantix CEO and Founder Leonardo Santos. “Our entry into the public markets puts us in a stronger position to accelerate our growth plans and scale internationally. We are incredibly grateful to our leadership team, employees, partners, and customers for their support in our journey.”

“Semantix has grown into a leader among more than 20,000 technology companies in Latin America, and we believe they have the potential to become a global player with significant growth opportunities,” said Rafael Steinhauser, Founder and President, and Alec Oxenford, Founder & CEO, both of Alpha Capital. “We are pleased that our investors supported the merger with this fast-growing, data analytics and A.I. leader. We look forward to continuing our partnership as long-term owners and supporters of Semantix.”

Semantix’s management team, led by CEO and Founder Leonardo Santos, CFO Adriano Alcalde, General Manager LatAm Andre Frederico, and CSO and Investor Relations Officer Marcela Bretas, will continue to lead the public company following the Business Combination.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

About Alpha Capital Acquisition Company

Alpha Capital (Nasdaq: ASPC) was a special purpose acquisition company (“SPAC”) that has planned to combine its business with a Latin American-focused technology company since its $230 million initial public offering on Nasdaq in February 2021. The firm’s founders and sponsors were Alec Oxenford, CEO and Chairman, and Rafael Steinhauser, President and Director. The company’s co-sponsors included Innova Capital, FJ Labs and Dr. Irwin Jacobs. For more information, visit alpha-capital.io.

Advisors

Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Semantix, with Mourant as legal advisor on Cayman matters and Pinheiro Neto Advogados as legal advisor on Brazilian matters.

Davis Polk & Wardwell LLP is serving as legal advisor to Alpha Capital, with Maples Group as legal advisor on Cayman matters and Mattos Filho as legal advisor on Brazilian matters.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s proxy statement / prospectus that forms a part of the Registration Statement on Form F-4 (Reg. No. 333-262552), filed with the SEC on July 11, 2022 under the heading “Risk Factors,” and other documents that Alpha Capital or Semantix has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this press release. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Contacts

Semantix

ir@semantix.ai

Semantix@icrinc.com